UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14042290

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-69113

DEC 15 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTPAC CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue, 39th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROSEMARY BURNS 212-425-7790
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last. first. middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Mark van der Griend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTPAC CAPITAL MARKETS LLC, as of SEPTEMBER 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maryanne DeCaro 12/10/14

MARYANNE DeCARO
Notary Public, State of New York
No. 01DE[illegible]
Qualified in Westchester County
Commission Expires April 25, 20[illegible]

Notary Public

Signature

Mark van der Griend
Chief Executive Officer
Westpac Capital Markets. LLC

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westpac Capital Markets LLC

Statement of Financial Condition
Year Ended September 30, 2014

Westpac Capital Markets LLC

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Westpac Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Westpac Capital Markets LLC (the "Company") at September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 11, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Westpac Capital Markets LLC

Statement of Financial Condition

September 30, 2014

Assets	
Cash	$ 2,025,121
Due from affiliate	37,465
Income taxes receivable	120,721
Deferred tax asset	177,239
Prepaid expenses	4,296
Total Assets	**$ 2,364,842**
Liabilities and Member's Equity	
Liabilities	
Discretionary bonus payable	$ 237,760
Deferred stock compensation payable	143,657
Due to affiliate	131,293
Due to others	107,768
Total Liabilities	620,478
Commitments and Contingencies (Notes 6)	
Member's Equity	1,744,364
Total Liabilities and Member's Equity	**$ 2,364,842**

The accompanying notes are an integral part of these financial statements.

1. Business

Westpac Capital Markets LLC ("the Company"), a Delaware limited liability company, was incorporated on June 7, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority ("FINRA") on January 15, 2013. The Company is an agency broker-dealer primarily involved in the brokerage of Australian and New Zealand interest rate and credit fixed income products to institutional clients. The Company executes, clears and settles all securities transactions through Westpac Banking Corporation ("The Parent Bank"), as permitted by SEC Rule 15a-6.

The Company is a wholly owned subsidiary of Westpac Capital Markets Holding Corporation ("the Parent"), a Corporation registered in Delaware. The Parent is wholly owned by Westpac Overseas Holding Pty Limited, a company organized in Australia (the "Indirect Owner"), which is wholly owned by the Parent Bank, also organized in Australia. Westpac Banking Corporation's New York Branch ("the Branch") is a branch office of the Parent Bank and is located in New York City.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Overstatement of Prior Year's Bonus Accrual

During 2014, the Company identified an overstatement in its bonus accrual at September 30, 2013. This resulted in an overstatement of compensation expense by $98,056, a corresponding overstatement of revenue by $107,861, and an overstatement of net income by $5,300 (after an income tax adjustment of $4,505) for the year ended September 30, 2013. The Company assessed the impacts of the misstatement and determined this was not material to the previously issued financial statements. Management assessed the impact of the correcting adjustments, which reversed the overstatement amounts, and concluded that the correction of the misstatement does not materially misstate the 2014 financial statements and therefore, the Company has corrected the misstatement in the current year. The correcting adjustments decreased compensation expense, revenue and net income for the year ended September 30, 2014 by $98,056, $107,861 and $5,300, respectively.

Revenue Recognition

The Company arranges securities transactions with institutional clients referred by its Parent Bank. The Company receives revenue for its activities through a cost-plus contractual agreement. The Company recognizes income when it is earned.

Cash

The Company considers demand deposit accounts to be cash. Cash consist of cash deposits held in an account at a major financial institution and therefore are subject to the credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

Income Taxes

The Company is a single member limited liability company and a disregarded entity. The results of the Company's operations are included in the Federal, state and local income tax returns of the Parent that settles its income tax liabilities with respective taxing authorities. Pursuant to the Tax Sharing Agreement with the Parent, the Company's income taxes are an allocated share of the U.S. taxes of the Parent and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Related Party Transactions

Cost plus revenue entitles the Company to receive revenue pursuant to a cost-plus contractual agreement with the Branch, which is an affiliate. For the year ended September 30, 2014, cost plus revenue earned amounted to $2,413,594 of which $37,465 was a receivable and is included in due from affiliate on the statement of financial condition as of September 30, 2014.

Under a services agreement with the Parent Bank and pursuant to SEC Rule 15a-6, the Parent Bank executes, clears and settles all foreign securities transactions for which the Company is the introducing agent.

The Company is provided office space, payroll support and administrative support from the Branch under an Expense Sharing Agreement ("the ESA"). Under the ESA, the Company is responsible for recording on its books and records the direct expenses of its broker-dealer activities. For the year ended September 30, 2014, total expenses amounted to $2,194,178; of which the Company was charged $1,949,579 by a related party (the Branch). The related party expenses of $1,949,579 largely consists of $1,062,406 for employee compensation, $216,773 for administrative fees, $201,296 for management fees charged by parent, $185,147 for communication and market data and $72,780 for travel & entertainment.

3. Related Party Transactions (con't)

The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable; (b) resources directly supporting the Company based on Full Time Employee (FTE) allocation, (c) allocation of other general and administrative costs incurred by the Parent Bank including the usage of office space, fixed asset depreciation, cleaning, telephone, repairs and maintenance.

Transactions are settled with the Branch. Included in due to affiliate is the amount due to the Branch under this arrangement of $131,293 at September 30, 2014.

4. Stock Based Compensation

The Restricted Share Plan (RSP) provides the Company with an instrument for attracting and rewarding key employees. Under the RSP, shares in the Parent Bank, Westpac Banking Corporation have been allocated to eligible employees with vesting subject to remaining employed with the Company for a period determined by the Board of the Branch. Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions. The vesting period of these awards range from one to three years. The expense recognized for the year ended September 30, 2014 was $68,062, which is included within employee compensation expense on the statement of operations. The balance included in the deferred stock compensation line item is due to the Parent Bank and will be paid to the Parent Bank upon vesting of the awards.

The Company separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. For each tranche, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche. Compensation expense for shares under the RSP is measured based on the number of shares granted multiplied by the stock price at the grant. The Company is allocated a percentage of compensation expense for each eligible employee based upon its expense sharing agreement between the Company and the Branch. At September 30, 2014, approximately $26,356 of compensation expense related to unvested awards which will be recognized as follows: $21,547 during the year ended September 30, 2015 and remaining amounts in the fiscal period ending September 30, 2016.

For income tax purposes, the Company's tax deduction is based upon intrinsic value of the awards at vesting. For certain awards which have vested at September 30, 2014, the Company has realized tax benefits relating to the Company's eligible employees who were granted awards prior to the Company beginning its operations. These tax benefits have been recognized as a capital contribution to the Company of $43,052 as the Company did not have such employees at the time of the service period which relates to the vesting.

The Company has also realized tax benefits on excess tax deductions from increases in the intrinsic value of awards during the period for which the employees were providing services to the Company. The tax benefit realized in excess of the grant date fair value was $10,279, which has been recognized as an increase in member's equity.

5. Income Taxes

The components of the provision for income taxes are as follows:

Federal Tax Expense	
Current	$ 20,310
Deferred	46,388
Total	66,698
State Tax Expense	
Current	11,762
Deferred	26,865
Total	38,627
Total Tax Provision	$ 105,325

For the period ended September 30, 2014 the effective tax rate differs from the statutory rate of 35% primarily due to state and local income taxes and nondeductible expenses.

The components that make up the deferred tax asset are as follows:

Deferred Tax Assets	
Professional expenses not deductible for tax purpose	$ 16,084
Bonus expenses not deductible for tax purpose	109,262
Deferred compensation	51,893
State & local NOL	1,416
Gross deferred tax assets	$ 178,656
Deferred Tax Liabilities	$ -
Gross Deferred Tax Liabilities	$ -

The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2014, as management believes that it is more likely than not there will be sufficient taxable income recognized in future years to utilize the existing benefit of the deferred tax asset.

The Company is a single member limited liability company and is a disregarded entity for U.S. tax purposes within the Parent's Federal, New York State and New York City tax returns and considered a division within the Parent's tax return filing. The Company settles its taxes payable/receivables with the Parent. There are no tax years currently under examination at a federal, state or local jurisdiction. The Company's tax returns for 2013 can be subject to tax exams for federal, state and local jurisdictions. For federal purposes the net operating loss ("NOL") can be carried back two years and forward twenty years, for state and local taxes the NOL is carry forward for twenty years. For state and local jurisdiction the benefit of the NOL (reported above) would be recorded in APIC when realized.

The Company has no unrecognized tax benefits at September 30, 2014. In addition, the Company has concluded that it does not have any uncertain tax positions.

To the extent that there are penalties and/or interest incurred with respect to any tax liability in the future, these will be recognized in the respective penalties account and/or interest line in the accompanying statement of operations.

6. Commitments and Contingencies

The Company leases office space under a sub-lease agreement with the Branch, which expires on August 30, 2015, and is effectively cancellable by either party at any time. Rent and occupancy expense allocated to the Company as a management fee, is based on the FTE allocation which was $201,296 for the year ending September 30, 2014. There are no future minimum commitments under this lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

7. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, and has elected to use the Alternative Net Capital Method as defined equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions as defined. At September 30, 2014, the Company had net capital of $1,642,403, which was $1,392,403 in excess of its minimum requirement of $250,000.

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through December 11, 2014, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.